April 9, 2014

Via EDGAR

Jan Woo

Attorney - Adviser

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NW

Washington, DC 20549

Re:      CopyTele, Inc.

Registration Statement on Form S-3

Filed February 11, 2014

File No. 333-193869

Dear Ms. Woo:

CopyTele, Inc. (“CopyTele”, the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 7, 2014, regarding our Registration Statement on Form S-3 filed February 11, 2014 (the “Registration Statement”). For your convenience, we have repeated below the Staff’s comment in bold and have followed such comment with the Company’s response.

1. We note your response to our oral comment issued March 28, 2014 that you believe that Mars Overseas Limited is not an affiliate of the company because, in part, the agreements do not “restrict, in any way, either party’s ability to conduct its business operations.” However, this appears inconsistent with the agreement between CopyTele and an affiliate of Mars Overseas Limited, Videocon, limiting the granting of the licensing of your technology without the consent of Videocon. It appears that the agreement provides Videocon and Mars Overseas Limited a certain level of control over your business. Further, it is unclear whether you have historically and consistently included the shares held by Mars Overseas Limited in calculating your public float since 2007. Please provide further analysis why you believe that Mars Overseas Limited, the largest shareholder of the company holding 9.5% of the total shares, is not an affiliate under Rule 405 of the Securities Act such that you are eligible to register these transactions on Form S-3. Alternatively, withdraw the filing and register the transaction on the appropriate registration statement form.

We respectfully advise the Staff that based upon Rule 405 of the Securities Act of 1933, as amended (the “Act”), we do not believe that Mars Overseas Limited (“Mars”) or its affiliate, Videocon Industries Limited, (“Videocon”), is an affiliate of the Company.  In order to demonstrate that Mars has a “level of control” over our business, the Staff points to (i) that certain license agreement dated November 2, 2007, as amended, between the Company and Videocon (the “License Agreement”) in which Videocon has a certain “level of control” over our Technology (as defined below), and thereby over our business, based upon its ability to prevent the Company from granting a license covering the Technology without obtaining Videocon’s written consent and (ii) Mars’ 9.5% ownership of our outstanding voting stock (the “Shares”). However, we respectfully advise the Staff that Mars does not currently exert control over the Company based upon the changes in the Company’s operations as described below and the manner in which Mars first obtained and currently holds the Shares as follows:

1.  The License Agreement relates solely to a Technology that was intended to be central to our Old Business (as defined below) and Mars’ ability to exercise control over such Technology is irrelevant to our New Business (as defined below) and the management of our current operations;

2.  Even though Mars owns 9.5% of our outstanding voting stock, such percentage voting interest is not solely determinative of whether Mars is an affiliate. Mars has not attended or voted at annual meetings in either of the last two years and has not contacted us regarding the Technology for several years, which we believe supports our position that such percentage voting interest alone does not show that they exercise control of the Company or make Mars an affiliate of the Company; and

3.  Mars received the Shares (as defined below) representing its 9.5% voting interest in the Company in connection with a corresponding purchase by the Company of GDRs for the same amount of money and certain Notes (as defined below), due in December 2014, which require Mars to either pay the Note Amount (as defined below) to the Company or forfeit the Shares (Mars has not purchased any additional shares of the Company since the date of this transaction and its 9.5% voting interest in the Company is derived solely from the Shares).

Because the licensed Technology is not material to our New Business and because, notwithstanding their equity ownership, Mars has never attempted to exert control over the Company, we do not believe that Mars is an affiliate of the Company. Each of these points will be discussed in further detail below.

Rule 405

The term “affiliate” is defined in Rule 405 under the Act as a “person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with,” an issuer. The term “control” is defined in Rule 405 under the Act as “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” The Staff has consistently taken the position that the determination of “control” is dependent on the facts and circumstances involved and, therefore, has declined to state definitively what circumstances will result in a person being deemed to be in “control” of an issuer. As a result, resolution of this issue necessarily turns on the specific facts and circumstances surrounding each case.

License Agreement and Licensed Technology

On May 16, 2008 the Company and Videocon entered into an Amended and Restated Technology License Agreement (the “Agreement”), where the parties agreed to jointly further develop CopyTele’s thin, flat low-voltage phosphor display technology (the “Technology”), and via which CopyTele granted Videocon a non-exclusive license to manufacture and sell certain limited products which incorporate the Technology (the “Transaction”).  The Agreement provided for the joint agreement of CopyTele and Videocon in order to grant further licenses of the Technology to third parties. By July of 2009, Videocon decided to not build a factory that was necessary to produce products incorporating the Technology, and to discontinue jointly developing the Technology with CopyTele. On May 3, 2011, Videocon consented to CopyTele granting a non-exclusive license of the Technology to AU Optronics Corp. (“AUOC”).  On May 27, 2011, CopyTele entered into a license and joint development agreement with AU Optronics Corp., with respect to the Technology (the “AUO Agreement”).

While technically, Videocon does, to some extent, maintain limited power to approve additional licenses to the Technology, the Technology was only relevant to our Old Business and it is irrelevant to our New Business and the management of our current operations. At the time that the Company entered into the Mars Agreements (as defined below), the Company’s primary business was the development, production and marketing of thin film display technologies (including the Technology), and the development, production and marketing of multi-functional encryption products that provide information security for domestic and international users over communications media (the “Old Business”). In connection with the Transaction and as previously disclosed to the Staff, simultaneously with the License Agreement, (i) the Company entered into a share subscription agreement (the “Subscription Agreement”) with Mars whereby Mars purchased 20,000,000 shares (the “Shares”) of the Company’s common stock for an aggregate purchase price of $16,200,000; (ii) a wholly-owned subsidiary of CopyTele (the “Subsidiary”) entered into a global depository receipts purchase agreement (the “Purchase Agreement”) with Global EPC Ventures Limited, an affiliate of Mars and Videocon, whereby our Subsidiary purchased 1,495,845 global depository receipts (the “GDRs”) of Videocon for the same aggregate purchase price of $16,200,000; and (iii) our Subsidiary and Mars each entered into a loan and pledge agreement whereby each party simultaneously issued a $5,000,000 (the “Note Amount”), non-interest bearing, non-recourse seven year note (the “Notes” and together with the Subscription Agreement, the Purchase Agreement and the License Agreement, the “Mars Agreements”) to the other party and each party pledged its ownership in the Shares or GDRs, as applicable, to the repayment of such Note Amount to the other party.

The purpose of the Mars Agreements was to further align the interests of the parties to facilitate the joint development of the Technology in furtherance of the Old Business. The Mars Agreements related specifically to the joint development of the Technology by the Company and Videocon and, accordingly, consent of both CopyTele and Videocon was necessary if either party wanted to further license the Technology to a third party.

Partially because of the Videocon’s decision to discontinue its efforts with respect to the joint development of the Technology, and because of the failure of CopyTele and AUOC to finish the development of the Technology to where it is ready for commercialization, beginning in October 2012, the Company changed the primary focus of its business (and management) from the Old Business to the development, acquisition, licensing, and enforcement of patents and patented technologies (the “New Business”) that are being used and infringed by third parties. In connection with the transition from the Old Business to the New Business, the Company halted all research and development activities in connection with the Technology, and laid-off scientists and other persons associated solely with the Old Business. As part of the New Business, the Company’s primary focus is on the enforcement of patents that are being infringed by third parties. The Company has launched three patent assertion campaigns involving the following technologies:  (i) key based web conferencing encryption, (ii) J channel window frame construction, and (iii) loyalty conversion systems. None of these assertion programs have anything to do with the Technology. The Company is also engaged in a breach of contract lawsuit against AUO, with respect to the Technology and the AUO Agreement, and our ePaper electrophoretic display technology. Videocon has no right to direct the lawsuit or receive any proceeds that may result from the lawsuit. The Technology licensed to Videocon was never fully developed to where it is ready for commercialization. As part of the New Business, CopyTele no longer has the capacity or personnel to further develop the Technology. Because the Technology is in need of further development before it is ready for commercialization, no third party is using the Technology or infringing CopyTele’s patents that relate to the Technology.

Because the Technology licensed to Videocon is not relevant to our New Business and to the management of our current operations, Videocon’s “control” over such Technology does not give Videocon “the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” Accordingly, the License Agreement, and the transactions contemplated thereby, do not make Mars or Videocon an affiliate of the Company.

Voting Rights

While Mars holds 9.5% of the voting stock of the Company, neither Mars, nor any of its affiliates, has attempted to exert any control over the Company since November 2007. Solely as a result of the Mars Agreements and as a pledge for repayment of its Note, Mars was issued and currently holds approximately 9.5% of the outstanding voting securities of the Company. Mars has not purchased any additional voting shares of the Company following the issuance of the Shares in 2007. The Staff has previously stated that ownership of 10% or greater of the outstanding voting securities is one of the indicia of control that should be taken into consideration when determining affiliate status (see American Standard, SEC No-Action Letter, 1972 SEC No Act. LEXIS 3787). Notwithstanding the fact that Mars holds less than 10% of the voting securities of the Company, the facts and circumstances surrounding Mars’ ownership makes it clear that they do not exert any control over the Company. Mars has not attended or voted their Shares at annual meetings in either of the last two years and has not contacted the Company relating to the Technology for several years. The business relationship that was the basis of the Mars Agreements is outside the purview of our New Business, and therefore any remaining control that Mars could exert on the Technology would not effect our current operations.

While Videocon and the Company entered into a side letter agreement in November 2007 whereby each of Videocon and the Company are permitted (but not required) to appoint a senior advisor to the board of directors of the other company to advise the other company with respect to strategic planning and technology in the display field, neither of the parties to the letter agreement has ever exercised that right or indicated any desire to appoint a senior advisor to the other party’s board. Additionally, the scope of the letter agreement is no longer relevant to the Company as the Company is no longer in the display field (part of its Old Business) and therefore, there is a question as to whether either of the parties still has the right to appoint this senior advisor. Lastly, this right, along with the rights granted in each of the Mars Agreements, expire in December 2014, calling into question either parties’ ability to exert any meaningful control over the other party moving forward.

Even though Mars is our largest shareholder (i) its failure to attend or vote its Shares at the Company’s annual meetings, (ii) its complete absence of communications with the Company pertaining to the Technology for several years, (iii) its failure to exercise its right to appoint a senior advisor to the board of directors of the Company, and (iv) the Company’s New Business, which is no longer dependent on the Technology, all serve as evidence that Videocon does not have, and does not wish to have, “the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

Past SEC Filings – Calculation of Non-Affiliates on Previous SEC Reports

Beginning with our Annual Report on Form 10-K for the year ended October 31, 2008, which calculated market value based upon the then most recent completed second fiscal quarter, the Company excluded Mars in its calculation of the aggregate market value of the Company’s voting stock held by non-affiliates of the Company. The Company initially excluded Mars because the Technology was a core focus of its Old Business, and because Mars held close to 15% of the voting shares of the Company. However, once the Company ceased its Old Business operations and began its New Business, the Company only excluded Mars, out of an abundance of caution given Mars’ ownership stake. As recently as April 30, 2013, the last business day of the Company’s most recently completed second fiscal quarter of the 2013 fiscal year, Mars still owned over 10% of the Company’s voting shares and therefore, again out of an abundance of caution, Mars was excluded from the calculation of the Company’s non-affiliated public float. However, as of January 30, 2014, the date on which the Company’s public float exceeded $75,000,000, Mars held fewer than 10% of the Company’s voting shares. Because Mars had not, since November 2007, attempted to exert any control over the Company, and because their voting power was now under 10%, the Company determined that the shares held by Mars should be included in the non-affiliated public float.

Past SEC Filings – Discussion of the Technology in a Risk Factor

Additionally, as described above, the only relevance that the Technology has to the Company today is that the Technology is currently the subject of litigation that we brought against AUOC relating to our claim that AUOC breached the AUO Agreement based upon AUOC’s failure to pursue the joint development of our Technology. In our Annual Report on Form 10-K for the year ended October 31, 2013 (the “Form 10-K”), the Company included a risk factor stating that “Certain of our patent portfolios are subject to existing license agreements with AUO[C] and Videocon which may limit our ability to monetize them.” In our description of this risk, we state that:

“In the course of entering into the EPD License Agreement and the Nano Display License Agreement with AUO[C], and the Videocon License Agreement with Videocon, certain rights to our ePaper® Electrophoretic Display patents were licensed to AUO[C], and certain rights to our Nano Field Emission Display patents were licensed to AUO[C] and Videocon, respectively.  We have terminated the EPD License Agreement and the Nano Display License Agreement with AUO[C] although we can give no assurance that AUO[C] will not challenge the effectiveness of such terminations, and we are engaged in discussions with Videocon with respect to the Videocon License Agreement. We intend to take the steps necessary to seek to remove any encumbrances that may inhibit our patent licensing and enforcement efforts; however, we can give no assurance that the ePaper® Electrophoretic Display patents and the Nano Field Emission Display patents will be unencumbered.  If the patent portfolios remain encumbered or if our termination of the AUO license agreements are deemed to be ineffective, it could limit our ability to monetize such portfolios.”

Unlike the patents with respect to the Technology, the Company believes that patents related to the Company’s EPD technology, the other technology referred to in the risk factor, are being infringed by third parties. The Companies inability to unencumber the EPD patents may have an adverse impact on our New Business. Because development of the Technology was never completed to where the Technology is ready for commercialization, we do not expect third parties to infringe our Technology patents, and even if unencumbered, the Technology will not be relevant to our core business.  Again, this information with respect to the Technology was only included in the risk factor as an abundance of caution. To ensure that there is no confusion regarding this risk factor, we will revise our Form 10-K to remove the Technology from this risk factor.

Conclusion

Based upon the foregoing, we are of the opinion that neither Mars, nor any of its affiliates, are in control of the Company, and, therefore, neither Mars, nor any of its affiliates, are affiliates of the Company.

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In making this response the Company acknowledges that:

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should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses.  Should you have any questions concerning the foregoing responses, please contact Matthew Bernstein, Esq. at (212) 370-1300.

Very truly yours,

COPYTELE, INC.

By: /s/ Robert A. Berman

Name: Robert A. Berman

Title: President and Chief Executive Officer